

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

<u>Via E-mail</u>
Mr. Stephen E. Sterrett
Senior Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

  Re: **Simon Property Group, Inc.**
     Simon Property Group, L.P.
     Form 10-K for the Year Ended December 31, 2012
     Filed February 28, 2013 and March 4, 2013
     File Nos. 1-14469 and 333-11491

Dear Mr. Sterrett:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Daniel L. Gordon

         Daniel L. Gordon
         Branch Chief